FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Baker Francis E.	2. Issuer Name and Ticker or Trading Symbol Andersen Group, Inc. (ANDR)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give Other (specify
(Last) (First) (Middle) 8356 Sego Lane	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year 10/2001		title below) below)
(Street) Vero Beach FL 32963				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Trans-action Date	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at	6. Owner-ship Form: Direct	7. Nature of In-direct Bene-
	(Month/ Day/						End of Month	(D) or Indirect	ficial Owner-
	Year)	Code	V	Amount	(A) or (D)	Price	(Instr. 3 and 4)	(I) (Instr. 4)	ship (Instr. 4)
Common Stock	10/17/01	G	V	20,000	D			D
Common Stock	10/19/01	G	V	20,000	D		44,401	D

FORM 4 (Continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Ac-quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Secu- rity (Instr. 5)	9. Number of Deriv-ative Secur- ities Bene-ficially Owned at End	10. Owner-ship Form of Deriv- ative Security: Direct (D) or Indirect	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-	Expir-ation	Title	Amount or Number of		of Month	(I) (Instr. 4)
							cisable	Date		Shares		(Instr. 4)

Explanation of Responses:

_/s/ Francis E. Baker November 9, 2001

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. **Signature of Reporting Person Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).